Exhibit 99.1

Costamare Inc. Announces Pricing of its 8.50% Series C Preferred Stock

ATHENS, GREECE – January 13, 2014 — Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share (the “Series C Preferred Stock”), was priced at $25.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be $100,000,000. The Company has also granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of the Series C Preferred Stock. Dividends will be payable on the Series C Preferred Stock at a rate of 8.50% per annum of the stated liquidation preference. Following the offering, the Company intends to file an application to list the Series C Preferred Stock on the New York Stock Exchange.

The Company plans to use the net proceeds of the offering for general corporate purposes, including making vessel acquisitions or investments.

Morgan Stanley & Co. LLC, UBS Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement. Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as co-managers.

The offering is expected to close on or about January 21, 2014.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering has been filed with the Securities and Exchange Commission (“SEC”) and is available at the SEC’s website at http://www.sec.gov. When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, email: prospectus@morganstanley.com, UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Specialist, telephone: 1-877-827-6444, ext. 561 3884, or Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, telephone: 1-800-221-1037.

The offering is subject to customary closing conditions.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer,

solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 39 years of history in the international shipping industry and a fleet of 67 containerships, with a total capacity in excess of 438,000 TEU, including 12 newbuild containerships on order. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company:
Gregory G. Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations:
Gus Okwu
Allison + Partners, New York

Telephone: (+1) 646-428-0638

Email: costamare@allisonpr.com